  EXHIBIT 99.1

Fury Files 2023 Shareholder Meeting Proxy Circular

VANCOUVER, BC - May 23, 2023 - Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) ("Fury" or the "Company") announces that it has filed its shareholders meeting management information proxy circular ("Circular") for its June 29, 2023, annual general shareholders meeting ("AGM"). The Circular is available for download at www.sedar.com and contains disclosure about the Company's goals, governance, performance, and compensation policies. The AGM business will consist of the election of directors, the appointment of auditors, and a proposal for the adoption of a long-term equity incentive plan. The Circular also provides updated disclosure about the Company’s director candidates, its compensation and governance practices, and other matters of interest to investors.

The AGM will be held in a virtual-only format via a live webcast, which can be accessed at www.agmconnect.com/Fury2023. Following the conclusion of the Meeting, senior management will invite shareholder questions in an informal question-and-answer session through the webcast platform.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.5%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

No regulatory organization has approved the contents hereof.

Fury Gold Mines Limited	TSX: FURY NYSE American: FURY
1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	www.furygoldmines.com